                         COMMONWEALTH OF THE BAHAMAS
                         New Providence

                         DATED the 3rd day of May, 2004

                          BETWEEN:-

                                              THE GOVERNMENT OF THE

                                           COMMONWEALTH OF THE BAHAMAS

                                                       and

                                          KERZNER INTERNATIONAL LIMITED

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                                                    SUPPLEMENT

                                                        TO

                                                HEADS OF AGREEMENT

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COMMONWEALTH OF THE BAHAMAS

New Providence

THIS SUPPLEMENT TO HEADS OF AGREEMENT is made the    3rd day of May, 2004.

BETWEEN :

(1)      The Government of the  Commonwealth  of The Bahamas  represented  herein by, WENDELL MAJOR,  Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)      KERZNER  INTERNATIONAL  LIMITED a company incorporated under the laws of and having its registered office in the  Commonwealth  of The  Bahamas,  to  include  its  relevant  subsidiaries  and  affiliates  at every  tier, represented herein by HOWARD B. KERZNER, Chief Executive Officer (hereinafter called "Kerzner").

RECITALS

WHEREAS : -

A.       The  Government  and Kerzner are parties to a Heads of  Agreement  dated the 26th day of May,  2003 ("the
         2003 HOA").  Unless otherwise  defined herein,  all capitalized  terms used in this Supplement shall have the  meanings  given to them in the 2003  HOA,  and any  paragraph  references  shall  be  references  to paragraphs of the 2003 HOA unless the context otherwise requires;

B.       Subsequent to the 2003 HOA, Kerzner has  substantially  increased the proposed scope of Phase III, and in consideration  thereof the  Government  has agreed to amend  certain of the  incentives  and  concessions contained in the 2003 HOA as hereinafter contained.

NOW THIS SUPPLEMENT WITNESSETH in consideration of the premises as follows:-

1.       INCREASE OF INVESTMENT SCOPE

1.1      In respect of Phase III, Kerzner hereby agrees to the following increases in both investment and scope:

         1.1.1    To increase from US$600 million to US$1.0 billion the minimum amount to be spent on Phase III;

         1.1.2    To increase  the number of hotel rooms to be  included  in the New Hotel and  Facilities  from a minimum of 1,000 to a minimum of 1,500;

         1.1.3    To increase the  convention  facilities  expansion  from 50,000  square feet to at least 100,000 square feet;

         1.1.4    To increase the size of Marina Village from 20,000 square feet to 65,000 square feet;

         1.1.5    To increase  the number of  permanent  jobs for  Bahamians  to be created  pursuant to paragraph
                  1.1.4 of the 2003 HOA from a minimum of 2,000 to a minimum of 3,000;

         1.1.6    To construct 200 2-bedroom Units in a new timeshare resort development  ("Harborside Phase III")
                  which would commence when Harborside  Phase II is 75% sold out, which Kerzner  anticipates to be by the end of the first  quarter  of 2008.  Harborside  Phase III shall be an  element  of Phase
                  III-B, and for the purposes of the term `substantial  completion of Phase III' as defined in the
                  2003 HOA, it shall not be required that Harborside Phase III be open for business.

1.2      Paragraph  11.2 is hereby  amended to refer to the sum of $1.0 billion  instead of $600  million,  and by the addition of a new paragraph 11.3, as follows:

         "11.3    If requested by the  Government,  Kerzner  shall provide  reasonable  evidence in support of the amount of dollars actually invested in, or committed to, Phase III.";

1.3      It is expected that the  construction  period  referred to in paragraph  1.2.2 of the 2003 HOA will be 24 months;

1.4      Kerzner and the  Government  will mount a joint  initiative to accelerate  the training  contemplated  by paragraph  6.2  (together  with the training  programmes  contemplated  by paragraph  6.5 defined as "the
         Training Initiative")

1.5      Kerzner will increase the sum to be  contributed  to community  programmes  pursuant to paragraph 14.2 to
         $5 million.  The additional $3 million  contribution  shall be spent as to $1 million towards each of the
         Bay Street Redevelopment Project, the Clifton Heritage Project and the Training Initiative.

1.6      The scope of all other aspects of Phase III shall remain unchanged.

2.       REVISION OF INCENTIVES

2.1      In  consideration of the substantial  increases in scope and investment set forth herein,  the Government hereby agrees to the following revisions of the incentives provided by the 2003 HOA:

         2.1.1    The 11-year period referred to in paragraph 3.2 is hereby extended to expire at the end of 2024;

         2.1.2    Paragraph 3.3 is deleted in its entirety;

         2.1.3    The number of new work permits referred to in paragraph 6.3 are hereby increased from 25 to 50;

         2.1.4    The joint marketing agreement reflected in paragraph 8 is hereby extended from 5 years to 8 years;

         2.1.5    The  concessions  granted by  paragraph  5 in  respect of  Harborside  Phase II are  hereby  extended  to
                  Harborside Phase III.

2.2      In light of the scope,  complexity and accelerated  schedule of Phase III, the parties  recognize that it will be  necessary  for many of the  non-Bahamian  contractors  working  on Phase III to work on  several different aspects of Phase III, under multiple  contracts and, at times,  simultaneously.  The Government hereby confirms that its  undertakings to facilitate the grant of work permits,  business  licences,  and other necessary Government or Government agency approvals will be exercised to accommodate this fact.

3.       PROMOTION OF BAHAMIAN ENTREPRENEURSHIP

In  further  pursuance  of the  agreements  contained  in  paragraph  6 of the 2003  HOA,  Kerzner  agrees  to use reasonable  efforts to promote  opportunities,  where  appropriate,  for qualified  Bahamian  entrepreneurs in the development and operation of Phase III.

4.       FURTHER ASSURANCE

The  parties  to this  Supplement  will do all acts and  things  and sign and  execute  all  documents  and  deeds requisite  for the purpose of  implementing  the terms of this  Supplement  in such form and to such effect as the other party may reasonably require.

5.       MUTUAL WARRANTY AND ACKNOWLEDGMENT

Each of the parties warrants its power and authority to enter into this Supplement.

6.       PREVIOUS HEADS OF AGREEMENT

Save as amended  herein,  the remaining terms and conditions of the 2003 HOA shall remain in full force and effect and without any other  amendment  or  modification  thereto.  The term  "Phase III" shall  henceforth  include the expansions and additions referred to herein.

7.       GOVERNING LAW AND JURISDICTION

This  Supplement  shall be governed by the laws of the said  Commonwealth of The Bahamas and in the event that any suit or legal  action  is  commenced  by either  party,  the other  party  agrees,  consents  and  submits  to the exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

                                            THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS

                                            By :

                                            /s/ Wendell Major

                                            Name:  Wendell Major

                                            Title:  Secretary of the National Economic Council

                                            KERZNER INTERNATIONAL LIMITED

                                            By :

                                            /s/ Howard B. Kerzner

                                            Name:  Howard B. Kerzner

                                            Title:  Chief Executive Officer